October 1, 2010

Mr. Kevin Dougherty
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Sent via facsimile (202) 813-6982

Re:	SEC Comment Letter dated September 24, 2010 Holly Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 1-3876

Dear Mr. Dougherty,

As confirmation of our phone conversation yesterday, you have agreed to grant us an extension in time to October 22, 2010 to respond to your comment letter dated September 24, 2010.

Please don’t hesitate to call me at 214-871-3553 if you have any questions regarding this extension. Thank you for your consideration.

Sincerely,

/s/ Bruce R. Shaw
Bruce R. Shaw
Senior Vice President and
Chief Financial Officer